[redacted]

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude
RESOURCES LTD.

www.stjudegold.com

ST. [redacted]E RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

[redacted]

05013544

RECEIVED
2005 DEC 28 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 16, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please a copy of a joint News Release with Golden Star Resources Ltd. and St. Jude Resources Ltd. which was disseminated on December 15, 2005.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

dlw 12/30

GOLDEN STAR
RESOURCES LTD.

St. Jude
RESOURCES LTD.

TSX: GSC AMEX: GSS	NEWS RELEASE	TSXV: SJD

St. Jude Securityholders Overwhelmingly Approve
Plan of Arrangement with Golden Star Resources Ltd.

Denver, Colorado, December 15, 2005: Golden Star Resources Ltd. (TSX: GSC; AMEX: GSS) and St. Jude Resources Ltd. (TSXV: SJD) are pleased to announced that St. Jude securityholders voted overwhelmingly to approve Golden Star's proposed acquisition of all the outstanding shares of St. Jude. The transaction was approved by over 99% of the votes cast at the special securityholders meeting held today in Vancouver to approve the transaction. As previously announced, closing is expected to be on December 21, 2005.

Golden Star will be acquiring all of the outstanding shares of St. Jude on the basis of 0.72 of a Golden Star common share for every St. Jude common share. Upon closing of the transaction, St. Jude shareholders will own approximately 18% of Golden Star on a fully diluted basis, including the shares expected to be issued under Golden Star's recently announced bought-deal equity offering. The acquisition of St. Jude is expected to be accretive to Golden Star's net asset value per share and to cash flow per share.

St. Jude's principal properties in Ghana are within haulage distance of Golden Star's Wassa gold mine. In assessing development scenarios for these properties, both stand-alone development options and the opportunity to mine and haul ore to Wassa will be considered. The latter option would extend the mine life at Wassa and increase production at lower cash costs, with minimal additional capital investment.

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea and Wassa open-pit gold mines in Ghana. In addition, Golden Star has an 81% interest in the currently inactive Prestea Underground mine in Ghana, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star's production is expected to increase to over 500,000 ounces in 2007, compared to expected production of approximately 200,000 ounces in 2005.

About St. Jude

St. Jude's principal assets are the Hwini-Butre and Benso projects at the southeastern end of the prolific Ashanti gold belt region in Ghana. In addition, St. Jude has several other prospective advanced exploration projects in Ghana, Burkina Faso and Niger.

Forward-looking Statement

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding the completion of the acquisition of St. Jude by Golden Star, the expected impact of the transaction on Golden Star's net asset value and cash flow per share, the anticipated development options for St. Jude's principal properties, and Golden Star's expected production in 2005 and 2007. Factors that could cause actual results to differ materially include delays in or inability to obtain regulatory and court approvals or satisfy other closing conditions, difficulties or delays in the development of St. Jude's properties, unexpected events during construction and start-up of the Bogoso expansion; variations in ore grade, tonnes mined and crushed or milled from those anticipated; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive government or regulatory approvals relating to increased production; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; and fluctuations in gold prices and costs. There can be no assurance that future developments affecting Golden Star will be those anticipated by management. Please refer to the discussion of these and other factors in Golden Star's Form 10-K, as amended, for 2004. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. Golden Star expects that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While Golden Star may elect to update these estimates at any time, Golden Star does not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or St. Jude, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Golden Star common shares to be issued in the transaction have not been and will not be registered under the United States Securities Act of 1933 as amended (the "U.S. Securities Act"), or any securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

For further information, please contact:

Golden Star Resources Ltd.:

Allan Marter, Senior Vice President and Chief Financial Officer

Tel: +1-303-894-4631
Fax: +1-303-830-9094

St. Jude Resources Ltd.:

Michael A. Terrell, President

Tel: +1-604-940-6565
Fax: +1-604-940-6566